UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-15898

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR
	For Period Ended:	February 1, 2003
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Casual Male Retail Group, Inc.

Full Name of Registrant

Designs, Inc.

Former Name if Applicable

555 Turnpike Street

Address of Principal Executive Office (Street and Number)

Canton, MA 02021

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Registrant has encountered unanticipated delays in compiling the financial information, including the information necessary to prepare the disclosure required by the application of FAS 144 as discussed below, necessary to complete the audited financial statements for its Annual Report on Form 10-K. As a result of the foregoing unusual circumstances and in the interest of full and accurate disclosure to the Commission and to stockholders and to avoid incurring unreasonable effort or expense, the Registrant requires additional time to prepare its Form 10-K filing. The Registrant anticipates that the filing will be made as required under Rule 12b-25(b)(2)(ii).

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dennis R. Hernreich, Chief Financial Officer and Chief Operating Officer	(781)	828-9300
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		☒ Yes ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the year ending February 1, 2003 (“Fiscal 2003”) are significantly different from the corresponding period of the prior year as a result of its acquisition of substantially all of the assets of Casual Male Corp. and certain of its subsidiaries in May 2002, and, as previously announced the recording of approximately $41.3 million in restructuring charges, which related primarily to the closing of stores. In addition, in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Registrant’s results of operations for fiscal 2002 and 2001 are being reclassified to reflect as discontinued operations the stores that were closed during fiscal 2003.

Casual Male Retail Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	May 2, 2003	By	/s/ DENNIS R. HERNREICH
Dennis R. Hernreich Chief Financial Officer and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S. Code 1001).